Shaw Communications Inc. to acquire WIND Mobile Corp.

•	Enhances Shaw’s product offering by expanding mobile service capabilities and enabling development of a best-in-class converged wireline and wireless network

•	Unique opportunity to acquire rapidly growing wireless business together with 50 MHz of spectrum in Ontario, Alberta and British Columbia

•	Acquisition of WIND represents the most efficient operating and financial entry point into the Canadian wireless landscape

•	Time to market and integration will be greatly enhanced via an established operating business and experienced management team

Calgary, Alberta (December 16, 2015) – Shaw Communications Inc. (“Shaw”) (TSX:SJR.B) (NYSE:SJR) announced today that it has agreed to acquire a 100% interest in Mid-Bowline Group Corp. and its wholly-owned subsidiary, WIND Mobile Corp. (“WIND” or the “Company”) for an enterprise value of approximately $1.6 billion (the “Transaction”).

“The global telecom landscape is quickly evolving towards ‘mobile-first’ product offerings as consumers demand ubiquitous connectivity from their service providers. The acquisition of WIND provides Shaw with a unique platform in the wireless sector which will allow us to offer a converged network solution to our customers that leverages our full portfolio of best-in-class telecom services, including fibre, cable, WiFi, and now wireless,” said Chief Executive Officer, Brad Shaw. “This transaction represents a transformational step in the history of Shaw and we are excited about our future growth prospects in mobile. This growth will be accelerated by combining Shaw’s existing customer relationships, trusted brand and wireline and WiFi infrastructure with WIND’s impressive asset base, including its existing spectrum position and mobile network.”

WIND is Canada’s largest non-incumbent wireless services provider, serving approximately 940,000 subscribers across Ontario, British Columbia and Alberta with 50MHz of spectrum in each of these regions. Led by a management team with demonstrated telecom expertise, the Company has achieved impressive growth as evidenced by a 47% increase in its subscriber base over the past two years which has translated into strong growth in revenue and EBITDA. In calendar year 2015, WIND is expected to generate $485 million in revenue and $65 million in EBITDA. As WIND continues to reinvest in its network and service offering, including a scheduled upgrade to 4G LTE services by 2017, the Company expects that its unique customer value proposition will result in continued strong growth in the future.
WIND’s current management team is led by Chief Executive Officer Alek Krstajic, who has over 20 years of telecom experience. Mr. Krstajic and his team will remain with the Company and will continue to drive the wireless opportunity. “We believe the combination of Shaw and WIND creates a wireless leader with immediate benefits for our customers and employees, giving them more choice, capabilities and opportunities to stay connected,” said Mr. Krstajic. “With Shaw’s long-term commitment, customer focus and breadth of product offering, this transaction enables us to enter into a new phase of growth.”

In 2011, Shaw announced the launch of a carrier-grade WiFi network, Shaw GO WiFi, which has since expanded to over 75,000 hotspots, increasing the value proposition of broadband outside of the home. “The time has come to offer even more mobility to our customers,” said Mr. Shaw. “By acquiring WIND, we now have immediate scale, spectrum, retail distribution and a network with a clear path to LTE that complements our existing fibre and WiFi infrastructure.”

Transaction Terms & Financing

Under the terms of the Transaction, Shaw will acquire 100% of the shares of WIND’s parent company, Mid-Bowline Group Corp., by plan of arrangement, for an enterprise value of approximately $1.6 billion based on quarterly financial statements as of September 30, 2015. Shaw has executed a fully-committed bridge financing facility with the Toronto Dominion Bank and the Canadian Imperial Bank of Commerce. Shaw is committed to a financing plan that maintains its investment grade status and accordingly will optimize the significant flexibility available to it, including potential debt issuance, asset sales, the issuance of preferred or common equity or any combination thereof. Additional details regarding the longer term financing of the Transaction will be provided prior to close.

The Transaction is subject to the receipt of certain approvals, including those from the Competition Bureau and the Ministry of Innovation, Science & Economic Development (formerly Industry Canada) and court approval of the plan of arrangement. Shareholders of Mid-Bowline Group Corp. have approved the transaction and closing is expected to occur during the third quarter of fiscal 2016.

CIBC World Markets Inc. and TD Securities Inc. acted as financial advisors to Shaw in connection with the Transaction and Dentons Canada LLP provided legal advice.

Management Presentation

Shaw and WIND senior management will hold a conference call with the financial community on Thursday, December 17, 2015 at 6:00 a.m. MT/8:00 a.m. ET. Members of the media and the public will be able to participate in listen-only mode.

The call details are:

•	Canada/U.S. Toll Free: 1-800-319-4610

•	Int’l Toll:

•	Please call five to 10 minutes prior to commencement of the call

•	Replay Dial In (available until midnight Thursday, December 31, 2015):

•	Canada/U.S. Toll free: 1-800-319-6413

•	Int’l toll: +1-604-638-9010

•	Passcode: 91023#

There will be an investor presentation associated with the transaction and it will be further discussed during the conference call. The investor presentation will be available at: http://www.shaw.ca/Corporate/Investors/Presentations-And-Meetings/

This presentation and conference call will also be available on the web live or as a recorded broadcast (until midnight on Thursday, December 31, 2015) at: http://services.choruscall.ca/links/shaw20151217.html

About Shaw

Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

About WIND

WIND Mobile is Canada’s largest non-incumbent wireless carrier, serving approximately 940,000 subscribers across Ontario, Alberta and British Columbia. WIND is dedicated to offering a differentiated wireless experience for Canadians by offering strong value and exclusive features through easy to understand wireless plans and no-term contracts. Learn more about WIND Mobile at WINDmobile.ca or follow online at facebook.com/WINDmobile or twitter.com/WINDmobile.

Investor Inquiries:	Media Inquiries:
Shaw Communications Inc. Investor Relations investor.relations@sjrb.ca www.shaw.ca	Shaw Communications Inc. Chethan Lakshman, VP External Affairs chethan.lakshman@sjrb.ca (403) 930-8448

Caution Regarding Forward-Looking Statements

Statements in this news release relating to the acquisition of WIND, the related financing, Shaw’s credit rating and operational and growth plans and expected business and financial results for Shaw and WIND constitute “forward-looking statements” within the meaning of applicable securities laws. These statements are based on assumptions made by Shaw that it believes are appropriate in the circumstances, including without limit, that: regulatory and court approvals will be received and the other conditions to closing of the transaction will be satisfied; financial markets will be receptive to Shaw’s future financing on acceptable terms; expected business and financial results for Shaw and WIND will be realized; the pricing environment for WIND is stable relative to current rates; there is no significant market disruption or other significant changes in economic conditions, competition or regulation; the upgrade to 4G LTE, other growth plans and the converged network solution can be executed in a timely and cost effective manner to yield the results expected for Shaw and WIND; and WIND will provide expected benefits to the Shaw and the service offering for its customers. There is the risk that one or more of these assumptions will not prove to be accurate and this may affect closing of the transaction and/or the business, operational and financial expectations for Shaw. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.